SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 5)

CHARMING SHOPPES, INC.

(Name of Subject Company)

CHARMING SHOPPES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

161133103

(CUSIP Number of Class of Securities)

Colin D. Stern

Executive Vice President, General Counsel and Secretary

3750 State Road

Bensalem, Pennsylvania 19020

(215) 245-9100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

Copy to:

Douglas Raymond

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

(215) 988-2548

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Charming Shoppes, Inc., a Pennsylvania corporation (“Charming”), on May 15, 2012, as amended by Amendment No. 1 filed with the SEC on May 23, 2012, Amendment No. 2 filed with the SEC on May 24, 2012, Amendment No. 3 filed with the SEC on May 29, 2012 and Amendment No. 4 filed with the SEC on June 1, 2012. The Statement relates to the offer by Colombia Acquisition Corp., a Pennsylvania corporation (“Merger Sub”) and wholly owned subsidiary of Ascena Retail Group, Inc., a Delaware corporation (“Ascena”), pursuant to which Merger Sub has offered to purchase all of the outstanding Shares at a price of $7.35 per Share, net to the selling shareholder in cash, without interest and subject to any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 15, 2012 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Ascena and Merger Sub with the SEC on May 15, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following headings and paragraphs at the end of Item 8:

“Expiration of the Offer”

“The Offer expired at 12:00 midnight, New York City time, on June 12, 2012 (which was the end of the day on June 12, 2012) (the “Expiration Time”). Based on the final information provided by the depositary for the Offer, as of the Expiration Time, 95,742,871 Shares had been validly tendered and not withdrawn from the Offer (including approximately 3,772,371 Shares delivered through notices of guaranteed delivery), representing approximately 81.5% of all outstanding Shares. Merger Sub will accept for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

As promptly as practicable following the expiration of the Offer, Merger Sub will be merged with and into Charming through a short-form merger under Pennsylvania law, with Charming continuing as the surviving corporation and a wholly owned subsidiary of Ascena. By virtue of the Merger, each issued and outstanding Share (other than any Shares owned by Charming, Ascena or Merger Sub, or any of their respective wholly owned subsidiaries (which will automatically be canceled and retired and will cease to exist) or any shareholder of the Company who is statutorily entitled to exercise appraisal rights and who duly complies with Pennsylvania law concerning the right of holders of Shares to dissent from the Merger and seek appraisal of their Shares) will be converted into the right to receive an amount, in cash and without interest, equal to the Offer Price.

On June 13, 2012, Charming and Ascena issued a joint press release announcing the results and expiration of the Offer. A copy of the press release is filed as Exhibit (a)(15) hereto.”

Item 9.	Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by adding the following thereto:

“(a)(15)	Joint Press Release issued by Ascena and Charming on June 13, 2012.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARMING SHOPPES, INC.

By:	/s/ Anthony M. Romano
Name:	Anthony M. Romano
Title:	Chief Executive Officer and President

Dated: June 13, 2012